Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Cumberland Pharmaceuticals Inc.:

We consent to the incorporation by reference in the registration statement No. 333-164376 on Form S-8 and No. 333-184091 on Form S-3 of Cumberland Pharmaceuticals Inc. of our reports dated March 11, 2014, with respect to the consolidated balance sheets of Cumberland Pharmaceuticals Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive (loss) income, equity, and cash flows for each of the years in the three-year period ended December 31, 2013, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of Cumberland Pharmaceuticals Inc.

/s/ KPMG LLP

Nashville, Tennessee
March 11, 2014